May 3, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, DC 20549

RE:	LCA-Vision Inc. Form 10-K for Fiscal Year Ended December 31, 2006 File No. 0-27610
Dear Mr. Rosenberg:
Set forth below is the response from LCA-Vision Inc. to the comment of the staff of the United States Securities and Exchange Commission, dated March 9, 2007, concerning LCAV’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. For ease of reference, we have reproduced your comment in bold face type, with our response following in regular type.
You recognize revenue as services are performed. It does not appear that you defer any revenues. We understand that you have several different prices for procedures which may or may not include post-op exams, free enhancements for one year and free enhancements for life. Please provide us your analysis of why no revenue is required to be deferred because of the obligation to provide these services subsequent to the initial procedure. Please provide your analysis of supporting literature, including your consideration of, but not limited to, FASB Technical Bulletin 90-1 and EITF 00-21.
We schedule post-surgical follow-up with patients who have received a laser eye correction procedure to monitor results and provide enhancements to those patients who do not receive the desired correction in the initial procedure. Our base-price laser vision correction service includes the right to post-operative visits which generally occur after one day, one week, one month and three months. Post-operative visits are inconsequential and perfunctory to the overall services performed and take only a few minutes. Accordingly, we accrue for the estimated cost of performing the post-operative visits based on the estimated cost of the visit and the number of visits expected to occur.
In most cases our base price also includes a one-year acuity program which will cover the cost of post-surgical enhancements should the patient not achieve the desired visual correction during the initial procedure. The one-year acuity program is a warranty and maintenance obligation incurred in connection with the sale of a service (i.e., an obligation that is incurred in connection with the initial surgical procedure that may require further performance by LCAV after the service has been performed). Obligations related to warranty and maintenance obligations are governed by the provisions of FASB Statement No. 5 (FAS 5), “Accounting for Contingencies.” Pursuant to FAS 5, LCAV accrues the costs associated with performing these services based on the estimated cost of the procedure and the number of procedures expected to occur. This accounting is consistent with the requirements of FTB 90-1 paragraph 8.
The majority of our patients purchase the lifetime acuity plan. In the past, LCAV accounted for the lifetime acuity plan by deferring and recognizing revenue over the contract period in proportion to the costs expected to be incurred in performing services under the contract. Since 2000, we have calculated the deferred amount based upon the list price of the lifetime acuity plan and the number of future enhancement procedures expected to be performed. Historical data indicates that only 7% of patients elect to receive treatment under the extended warranty. Using this deferral methodology, our 2006 Annual Report on Form 10-K filed in February 2007 included a revenue deferral for future enhancements as of December 31, 2006 of $1,174,000. This was the major component of the total Accrued Enhancement Expense of $1,314,000 as disclosed in Footnote 8 to the consolidated financial statements.

Mr. Jim Rosenberg
Securities and Exchange Commission

Following receipt of the SEC staff comment letter and upon further examination of the manner in which we have historically accounted for the revenues associated with the lifetime acuity program, it was determined the our accounting for deferred revenues was not appropriate under FTB 90-1 and resulted in an overstatement of current period revenues. Under FTB 90-1, 100 percent of revenues from separately priced extended warranties are to be recognized on a straight-line basis over the life of the contract unless the Company has sufficient experience to indicate that the costs to provide the service will be incurred other than on a straight-line basis. The Company has sufficient experience to support that future enhancements will not be performed on a straight-line basis. Accordingly, we have restated our results to reflect the proper deferral of revenues associated with our lifetime acuity program as a separately priced extended warranty under FTB 90-1. We recognized these deferred revenues in our restated results over the period in which the future costs of performing the enhancement procedures are expected to be incurred. Because our base price generally included the right to enhancements in the first year, we recognize these deferred revenues, currently estimated to extend over a seven year period, based on historical enhancement rate patterns with amortization beginning after the first anniversary of a patient’s surgical date. Under the historical pattern, approximately 51% of the deferred revenue will be recognized in the second year after the patient’s initial surgery. The following table highlights the amortization rates in each successive period:

Year after Initial	Amortization
Surgery	Rate
3 4 5 6 7	15% 13% 11% 7% 3%
In addition to the deferral of revenues under FTB 90-1, we are also deferring a portion of our costs of service related to professional fees paid to the attending surgeon. Professional fees, which are commission based, are earned when a procedure is performed. The physician receives no incremental fee for an enhancement procedure. Accordingly, a portion of the professional fee paid to the physician relates to the future enhancement procedures to be performed and qualifies for deferral under FTB 90-1 as a direct and incremental cost of the warranty contract. We will use the same historical experience to amortize the deferred revenue and the deferred professional fees.

Mr. Jim Rosenberg
Securities and Exchange Commission

     The following schedules present a comparison of the prior reported Balance Sheet and Statement of Operations to the restated amounts with the changes highlighted in boxes:
LCA-VISION INC.
CONSOLIDATED BALANCE SHEETS

	RESTATED - SEE NOTE 10
	At December 31,
	2006		2005
	Previously		Previously
	Reported	Restated	Reported	Restated
	(Dollars in thousands, except per share amounts)
Assets
Current assets
Cash and cash equivalents	$27,251	$27,251	$110,531	$110,531
Short-term investments	70,801	70,801	—	—
Accounts receivable, net of allowance for doubtful accounts of $2,310 and $2,641	12,160	12,160	10,520	10,520
Receivables from vendors	3,310	3,310	3,207	3,207

Prepaid professional fees	—	2,223	—	1,454

Prepaid expenses and other	6,414	6,414	4,031	4,031
Prepaid income taxes	1,667	1,667	2,875	2,875

Deferred tax assets	3,022	11,155	3,542	8,847

Total current assets	124,625	134,981	134,706	141,465

Property and equipment	77,323	77,323	63,026	63,026
Accumulated depreciation and amortization	(46,399)	(46,399)	(38,342)	(38,342)

Property and equipment, net	30,924	30,924	24,684	24,684

Accounts receivable, net of allowance for doubtful accounts of $532 and $504	2,174	2,174	1,132	1,132
Deferred compensation plan assets	4,090	4,090	2,569	2,569
Investment in unconsolidated businesses	904	904	158	158

Deferred tax assets	2,775	12,141	2,064	7,982

Other assets	1,495	4,256	1,539	3,269

Total assets	$166,987	$189,470	$166,852	$181,259

Liabilities and stockholders’ investment
Current liabilities
Accounts payable	$5,264	$5,264	$3,800	$3,800
Accrued liabilities and other	9,111	9,111	8,910	8,910

Deferred revenue	—	22,234	—	14,542

Capital lease obligations maturing in one year	3,360	3,360	2,122	2,122

Total current liabilities	17,735	39,969	14,832	29,374

Capital lease obligations	2,431	2,431	1,434	1,434
Deferred compensation liability	4,136	4,136	2,569	2,569
Insurance reserve	6,163	6,163	3,840	3,840

Deferred revenue	—	27,608	—	17,298

Minority equity interest	47	47	41	41

Stockholders’ investment
Common stock ($.001 par value; 24,814,542 and 24,368,992 shares and 19,821,348 and 20,768,198 shares issued and outstanding, respectively)	25	25	24	24
Contributed capital	162,245	162,245	145,262	145,262
Common stock in treasury, at cost (4,993,194 shares and 3,600,794 shares)	(69,487)	(69,487)	(17,671)	(17,671)

Retained earnings	43,679	16,320	16,514	(919)

Accumulated other comprehensive income	13	13	7	7

Total stockholders’ investment	136,475	109,116	144,136	126,703

Total liabilities and stockholders’ investment	$166,987	$189,470	$166,852	$181,259

Mr. Jim Rosenberg
Securities and Exchange Commission

LCA-Vision Inc.
Condensed Consolidated Statements of Operations
(Dollars in thousands except per share data)

	For the Years Ended December 31,
	2006		2005		2004
	Previously		Previously		Previously
	Reported	Restated	Reported	Restated	Reported	Restated

Revenues — Laser refractive surgery	$256,927	$238,925	$192,397	$176,874	$127,122	$120,364

Operating costs and expenses

Medical professional and license fees	44,754	42,954	35,051	33,499	24,275	23,599

Direct costs of services	77,612	77,612	54,952	54,952	40,842	40,842
General and administrative expenses	21,156	21,156	14,021	14,021	10,292	10,292
Marketing and advertising	47,971	47,971	31,813	31,813	20,468	20,468
Depreciation and amortization	8,453	8,453	7,636	7,636	7,045	7,045

Operating income	56,981	40,779	48,924	34,953	24,200	18,118

Equity in earnings from unconsolidated businesses	746	746	328	328	369	369
Net investment income	6,182	6,182	3,929	3,929	2,137	2,137
Other income	(27)	(27)	(397)	(397)	(306)	(306)

Income before taxes on income	63,882	47,680	52,784	38,813	26,400	20,318

Income tax expense (benefit)	25,586	19,310	21,131	15,832	(5,629)	(11,553)

Net income	$38,296	$28,370	$31,653	$22,981	$32,029	$31,871

Income per common share
Basic	$1.85	$1.37	$1.54	$1.12	$1.59	$1.59
Diluted	$1.80	$1.34	$1.47	$1.07	$1.54	$1.53

Dividends declared per share	$0.18	$0.18	$0.12	$0.12	$—	$—

Weighted average shares outstanding
Basic	20,694	20,694	20,500	20,500	20,099	20,099
Diluted	21,235	21,235	21,492	21,492	20,814	20,814

Mr. Jim Rosenberg
Securities and Exchange Commission

In the future, we intend to eliminate or reduce the sale of separately priced extended warranties.
We acknowledge that we are responsible for the adequacy of the disclosure in the filings; that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that LCAV may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
As you can appreciate, we would like to complete the restatement of our financial statements as expeditiously as possible and, to further that effort, we request the opportunity to discuss this letter with you as soon as is convenient.
Very truly yours,
Alan H. Buckey
Executive Vice President, Finance
Chief Financial Officer
AHB/br